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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*

                           Sontra Medical Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                           (Title of Class Securities)


                                    83568W109
                      ------------------------------------
                                 (CUSIP Number)


                               September 30, 2003
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |_| Rule 13d-1(b)

        |X| Rule 13d-1(c)

        |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             Page 2 of 10 Pages
..........................
CUSIP No.  83568W109
..........................

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS.
1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Constable Advisors, LLC

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
2
      (A) |_|

      (B) |_|

--------------------------------------------------------------------------------
      SEC USE ONLY
3

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
4
      Minnesota

--------------------------------------------------------------------------------

                         SOLE VOTING POWER
                     5
                         230,380
              ------------------------------------------------------------------
 NUMBER OF               SHARED VOTING POWER
   SHARES            6
BENEFICIALLY             771,270
  OWNED BY    ------------------------------------------------------------------
    EACH                 SOLE DISPOSITIVE POWER
 REPORTING           7
PERSON WITH              230,380
              ------------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                     8
                         771,270
--------------------------------------------------------------------------------

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
      1,001,650
--------------------------------------------------------------------------------

      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
10    INSTRUCTIONS)


--------------------------------------------------------------------------------

      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11    9.2%
--------------------------------------------------------------------------------

      TYPE  OF REPORTING PERSON (SEE INSTRUCTIONS)
12    IA, OO
--------------------------------------------------------------------------------

                                                             Page 3 of 10 Pages
..........................
CUSIP No.  83568W109
..........................

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS.
1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Donald Constable

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
2
      (A) |_|

      (B) |_|

--------------------------------------------------------------------------------
      SEC USE ONLY
3

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
4
      United States

--------------------------------------------------------------------------------

                         SOLE VOTING POWER
                     5
                         230,380
              ------------------------------------------------------------------
 NUMBER OF               SHARED VOTING POWER
   SHARES            6
BENEFICIALLY             771,270
  OWNED BY    ------------------------------------------------------------------
    EACH                 SOLE DISPOSITIVE POWER
 REPORTING           7
PERSON WITH              230,380
              ------------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                     8
                         771,270
--------------------------------------------------------------------------------

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
      1,001,620
--------------------------------------------------------------------------------

      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
10    INSTRUCTIONS)


--------------------------------------------------------------------------------

      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11    9.2%
--------------------------------------------------------------------------------

      TYPE  OF REPORTING PERSON (SEE INSTRUCTIONS)
12    CO, IN
--------------------------------------------------------------------------------

                                                             Page 4 of 10 Pages
..........................
CUSIP No.  83568W109
..........................

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS.
1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Constable Capital, LLC

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
2
      (A) |_|

      (B) |_|

--------------------------------------------------------------------------------
      SEC USE ONLY
3

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
4
      Minnesota

--------------------------------------------------------------------------------

                         SOLE VOTING POWER
                     5
                         0
              ------------------------------------------------------------------
 NUMBER OF               SHARED VOTING POWER
   SHARES            6
BENEFICIALLY             771,270
  OWNED BY    ------------------------------------------------------------------
    EACH                 SOLE DISPOSITIVE POWER
 REPORTING           7
PERSON WITH              0
              ------------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                     8
                         771,270
--------------------------------------------------------------------------------

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
      771,270
--------------------------------------------------------------------------------

      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
10    INSTRUCTIONS)


--------------------------------------------------------------------------------

      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11    7.1%
--------------------------------------------------------------------------------

      TYPE  OF REPORTING PERSON (SEE INSTRUCTIONS)
12    OO
--------------------------------------------------------------------------------

                                                             Page 5 of 10 pages


Item 1.

            (a)   Name of Issuer

                  Sontra Medical Corporation

            (b)   Address of Issuer's Principal Executive Office

                  10 Forge Parkway
                  Franklin, MA  02038

Item 2.

            (a)   Name of Person Filing

                  This statement is being filed by (i) Constable Advisors, LLC, a Minnesota limited liability company and managing member of certain private investment funds ("Manager"), (ii) Donald Constable, managing member of the Manager ("Constable"), and
                  (iii) Constable Capital, LLC, a Minnesota limited liability company and private investment fund for which Manager serves as managing member ("Fund") (collectively, the "Reporting Persons"). Manager controls Fund by virtue of its position as the sole managing member. Constable controls Manager by virtue of his position as the sole managing member of Manager.

                  Fund's beneficial ownership of the Common Stock is direct. Manager's beneficial ownership of the Common Stock is direct as a result of Manager's discretionary authority to buy, sell, and vote shares of such Common Stock for its private investment funds. Constable's beneficial ownership of Common Stock is indirect as a result of his control of Manager. The beneficial ownership of the Constable is reported solely because Rules 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended, require any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a Schedule 13G within the specified time period. The answers in blocks 5, 7, 9 and 11 above and in responses to item 4 by Constable are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by Manager and the relationship of Constable to Manager referred to above.

                  Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

            (b)   Address of Principal Business Office or, if none, Residence

                  Manager's, Constable's and Fund's Principal Business Offices are located at:

                  18300 Minnetonka Boulevard, Suite 110
                  Deephaven, MN  55391


            (c)   Citizenship

                  Manager is a Minnesota limited liability company. Fund is a Minnesota limited liability company
                  Constable is a United States citizen.

                                                             Page 6 of 10 pages


            (d)   Title of Class of Securities

                  Common

            (e)   CUSIP Number

                  83568W109

Item 3 If this statement is filed pursuant to Sections 240.13d(b) or 240.13d-2(b) or (c), check whether the person filing is a:


            (a)   |_|   Broker or dealer registered under section 15 of the Act
                        (15 U.S.C. 78o).

            (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c)

            I     |_|   Insurance Company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c).

            (d)   |_|   Investment company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e)   |_|   An investment adviser in accordance with Section
                        240.13D-1(b)(1)(ii)(E);

            (f)   |_|   An employee benefit plan or endowment fund in accordance
                        with Section 240.13d-1(b)(1)(ii)(F);

            (g)   |_|   A parent holding company or control person in accordance
                        with Section 240.13d-1(b)(1)(ii)(G);

            (h)   |_|   A savings associations as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813)

            (i)   |_|   A church plan that is excluded from the definition of an
                        investment company under section 3I(114) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j)   |_|   Group, in accordance with Section
                        240.13d-1(b)(1)(ii)(J).


Item 4.     Ownership

            Common Stock:



            (a)   Amount Beneficially Owned:                                         1,001,650*
                                                                                     ---------
            (b)   Percent of Class:                                                  9.2%
                                                                                     ----
            I     Number of shares as to which the joint filers have:

                  (i)   sole power to vote or to direct the vote:                    230,380
                                                                                     -------
                  (ii)  shared power to vote of to direct the vote:                  771,270
                                                                                     -------
                  (iii) sole power to dispose or to direct the disposition of:       230,380
                                                                                     -------
                  (iv)  shared power to dispose of or to direct the disposition of:  771,270
                                                                                     -------


      * The Manager on behalf of its private investment funds acquired 500,000 shares of the issuer's Series A convertible preferred stock and 500,000 common stock purchase warrants The Manager also holds 1,650 shares of Common Stock. On September 30, 2003, at a special meeting of the shareholders, the issuer's shareholders voted on and approved the issuance of

                                                             Page 7 of 10 pages


                  shares of Common Stock as required for the conversion of the Series A preferred stock and the exercise of the purchase warrants. Thus, both the Series A convertible preferred stock and common stock purchase warrants are exercisable within 60 days.

Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Manager and Constable, Manager's sole managing member, have the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to Manager's private investment funds.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Constable is the equivalent of parent holding companies for purposes of the Schedule 13G. See Exhibit B.

Item 8      Identification and Classification of Members of the Group

            Not applicable.

Item 9      Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            (a) The following certification shall be included if the statement is filed pursuant to 240.13d-l (c):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 8 of 10 pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 21, 2003

                             CONSTABLE ADVISORS, LLC


                             By: /s/ Donald Constable
                                 ---------------------
                                 Donald Constable
                                 Managing Member

                             CONSTABLE CAPITAL, LLC

                             By Constable Advisors, LLC
                             Its Managing Member

                             By: /s/ Donald Constable
                                 ---------------------
                                 Donald Constable
                                 Managing Member

                             DONALD CONSTABLE

                             /s/ Donald Constable
                             --------------------

                                                             Page 9 of 10 pages

                                    EXHIBIT A
                                    ---------


            Identification and Classification of Members of the Group
            ---------------------------------------------------------

Pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:

                    Name                                     Classification
                    ----                                     --------------

               Not applicable.                              Not applicable.

                                                             Page 10 of 10 pages


                                    EXHIBIT B
                                    ---------

                  Joint Filing Agreement Pursuant to Rule 13d-1
                  ---------------------------------------------


This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:  November 21, 2003

                             CONSTABLE ADVISORS, LLC


                             By: /s/ Donald Constable
                                 ---------------------
                                 Donald Constable
                                 Managing Member

                             CONSTABLE CAPITAL, LLC

                             By Constable Advisors, LLC
                             Its Managing Member

                             By: /s/ Donald Constable
                                 ---------------------
                                 Donald Constable
                                 Managing Member

                             DONALD CONSTABLE

                             /s/ Donald Constable
                             --------------------